June 28, 2021

VIA EDGAR

United States Securities and Exchange Commission
 Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention: Jan Woo

Re: EverCommerce Inc. Registration Statement on Form S-1 (File No. 333-256641)

Ladies and Gentleman:

In connection with the above-referenced Registration Statement and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of EverCommerce Inc. that the effectiveness of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on Wednesday, June 30, 2021, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that we and the other prospective underwriters have distributed approximately 5,136 copies of the preliminary prospectus dated June 23, 2021 (the “Preliminary Prospectus”) between June 23, 2021 and the date hereof to prospective underwriters, dealers, institutional investors and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, we, as representatives of the several underwriters, hereby confirm that we are, and the other prospective underwriters have confirmed that they are, complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of page intentionally left blank]

Very truly yours,

GOLDMAN SACHS & CO. LLC J.P. MORGAN SECURITIES LLC As representatives of the several underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ William Connolly III
	Name:	William Connolly III
	Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Sharon Dauson
	Name:	Sharon Dauson
	Title:	Vice President

[Signature Page to Request for Acceleration of Effectiveness]